SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Landmark Systems Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

51506S100

(CUSIP Number)

Derek Eckelman, Esq.
Senior Corporate Counsel
Allen Systems Group, Inc.
1333 Third Avenue South
Naples, Florida 34102
(800) 932-5536

Copy to:

Robert E. McLaughlin, Esq.
Steptoe & Johnson LLP
1330 Connecticut Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 429-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 19, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Allen Systems Group, Inc.
Arthur L. Allen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC, WC and PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Allen Systems Group, Inc. – Delaware
Arthur L. Allen – USA

	7	SOLE VOTING POWER

		Allen Systems Group, Inc	12,500,000
NUMBER OF		Arthur L. Allen	12,500,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		Allen Systems Group, Inc	0
REPORTING		Arthur L. Allen	0
PERSON
WITH	9	SOLE DISPOSITIVE POWER

		Allen Systems Group, Inc	12,500,000
		Arthur L. Allen	12,500,000

	10	SHARED DISPOSITIVE POWER

		Allen Systems Group, Inc	0
		Arthur L. Allen	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Allen Systems Group, Inc.	12,500,000
Arthur L. Allen	12,500,000

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Allen Systems Group, Inc.	100%
Arthur L. Allen	100%

14	TYPE OF REPORTING PERSON

Allen Systems Group, Inc.	CO
Arthur L. Allen	IN

ITEM 1. SECURITY AND ISSUER.

      This Statement relates to the common stock, par value $.01 per share (the “Common Stock”), of Landmark Systems Corporation, a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12700 Sunrise Valley Drive, Reston, Virginia 20191-5804.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is filed by Allen Systems Group, Inc., a Delaware corporation (“ASG”) and Arthur L. Allen. Arthur L. Allen is the founder, Chief Executive Officer, President, Treasurer, sole director and sole shareholder of ASG. Set forth on Schedule A is the name of each of the directors and executive officers of ASG and the present principal occupation or employment of each such person.

      (b) The business address of the principal office of ASG and Arthur L. Allen is 1333 Third Avenue South, Naples, Florida 34102.

      (c) ASG is a privately-held global enterprise software and professional services firm that provides Global 5000 companies with a full range of applications management, operations management, and information management services, including business re-engineering, systems integration, and systems development.

      (d) To the knowledge of the undersigned, during the last five years, neither ASG, Arthur L. Allen, nor any other person named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) To the knowledge of the undersigned, during the last five years, neither ASG, Arthur L. Allen nor any other person named on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Arthur L. Allen and each of the other individuals identified on Schedule A is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 6, 2001, ASG, ASG Sub, Inc., a Virginia corporation and a wholly owned subsidiary of ASG formed solely for the purposes of merging with and into the Issuer ("ASG Sub"), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which ASG Sub was to merge with and into the Issuer. Under the terms of the Merger Agreement, which was subject to certain conditions including the approval of the holders of two-thirds of the Issuer’s issued and outstanding Common Stock, each share of the Issuer’s Common Stock that was issued and outstanding immediately prior to the effective time of the merger, excluding shares owned by the Issuer, ASG, or any subsidiary of the Issuer or ASG, was converted into the right to receive $4.75 per share in cash, without interest.

     On December 6, 2001, ASG and ASG Sub also entered into separate Principal Share Purchase and Voting Agreements with Patrick H. McGettigan, Chairman of the Board of the Issuer, and Katherine K. Clark, Chief Executive Officer and a director of the Issuer, respectively (the “Purchase Agreements”), pursuant to which ASG agreed to buy, and Mr. McGettigan and Ms. Clark agreed to sell, immediately prior to the conversion of the Issuer’s Common Stock at the effective time of the merger, all of the shares of the Issuer’s Common Stock owned by them (an aggregate of 5,546,161 shares or approximately 44.4 percent of the Issuer’s issued and outstanding shares) in exchange for $4.75 per share payable in semi-annual installments equal to 5.59% and 9.41%, respectively, of the cash received by ASG and its affiliates including the Issuer after the merger from the Issuer’s products (exclusive of professional service fees). The consideration payable to Ms. Clark and Mr. McGettigan will accrue interest at the rate of 13% per annum on the unpaid balance, compounded semi-annually and will be reduced by amounts payable under notes previously issued by each of Mr. McGettigan and Ms. Clark, as the case may be, to the Issuer in the principal amount of $500,000 plus accrued and unpaid interest. ASG’s obligations to pay these amounts are unsecured; however, pursuant to a Guarantee and Promise to Pay in favor of each of Mr. McGettigan and Ms. Clark, respectively (the “Guarantees”), Arthur L. Allen, the sole stockholder of ASG, has guaranteed payment within five years of closing of all amounts due to be paid to Mr. McGettigan and Ms. Clark pursuant to the Purchase Agreements, and has guaranteed certain specified minimum annual amounts. The Guarantees from Mr. Allen are also unsecured, although Mr. Allen has agreed to make efforts to pledge 5,000,000 shares of common stock of e-Security, Inc. owned by him as personal security for the guarantee to Mr. McGettigan. In the Purchase Agreements, Mr. McGettigan and Ms. Clark also agreed to vote all their shares of the Issuer’s Common Stock to approve the Merger Agreement and the merger.

     On February 19, 2002, the Issuer’s shareholders approved the merger of ASG Sub with and into the Issuer, ASG purchased all of the shares of the Issuer’s Common Stock owned by Mr. McGettigan and Ms. Clark, and the merger was effected resulting in the acquisition by ASG of all of the issued and outstanding shares of the Issuer.

     An aggregate of approximately $26,344,000, plus interest on the unpaid balance due, was required for the purchase of the shares of the Issuer owned by Mr. McGettigan and Ms. Clark. These funds will come from ASG’s and the Issuer’s cash flows from operations following the merger. In addition, an aggregate of approximately $33,000,000, exclusive of payments by the Issuer for outstanding stock options and other expenses relating to the merger, will be required to pay for the shares of the Issuer which were acquired in the merger from all of the shareholders of the Issuer other than Mr. McGettigan and Ms. Clark. Approximately $25.5 million of these funds will come from the Issuer’s cash balances and the balance of the funds required will come from ASG’s cash balances.

ITEM 4. PURPOSE OF TRANSACTION.

      (a)-(j) The response to Item 3 is hereby incorporated by reference.

      In accordance with the Merger Agreement, each officer and director of the Issuer and its subsidiaries resigned from such position, effective with the closing of the merger. Under the terms of the Merger Agreement, the directors and officers of ASG Sub immediately prior to the effective time of the merger became the officers and directors of the Issuer. ASG, as the sole shareholder of the Issuer is entitled to elect such persons and such number of directors to the Board of Directors of the Issuer as it chooses in its sole discretion.

      The Issuer’s management will review proposals or may propose the acquisition or disposition of assets or other changes in the Issuer’s business, corporate structure, capitalization, management or dividend policy, including changes in the Issuer’s articles of incorporation or bylaws, that it considers to be in the best interests of the Issuer and its shareholder, ASG. Management of the Issuer may, from time to time, evaluate and review the Issuer’s businesses, operations and properties and make such changes as are deemed appropriate including changes in the Issuer’s articles of incorporation or bylaws, or the sale, merger or transfer of all or part of the Issuer’s assets or business to ASG or another affiliate of ASG.

      The Issuer initiated the termination of the registration of the Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) promptly after the merger. The Common Stock will no longer be quoted on the Nasdaq National Market and there is no public market for the Common Stock.

      The preceding description of the Merger Agreement, the Purchase Agreements, and the Guarantees is qualified in the entirety by reference to the full text of the Agreement and Plan of Merger dated as of December 6, 2001 by and among ASG, ASG Sub and the Issuer, the Clark Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub and Katherine K. Clark, the McGettigan Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub and Patrick H. McGettigan, the Form of Guarantee and Promise to Pay in favor of Katherine K. Clark, and the Form of Guarantee and Promise to Pay in favor of Patrick H. McGettigan, copies of which were attached as Exhibits to the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by ASG, ASG Sub and Arthur L. Allen on December 17, 2001.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of the date hereof, ASG owns, beneficially and of record, 12,500,000 shares of the Issuer’s outstanding Common Stock, which shares in the aggregate represent 100% of the Issuer’s outstanding shares of Common Stock. These same shares are also owned beneficially by Arthur L. Allen by virtue of his direct 100% ownership of ASG.

      (c) Except as otherwise set forth herein, to the knowledge of the undersigned, ASG, Arthur L. Allen and the other persons listed on Schedule A have not effected any transactions in the shares of Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than as described in response to Items 3 and 4 with respect to the Merger Agreement, the Purchase Agreements, and the Guarantees, to the knowledge of the undersigned, ASG, Arthur L. Allen and the other persons named on Schedule A are not parties to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any equity securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits:

1.	Agreement and Plan of Merger dated as of December 6, 2001 by and among ASG, ASG Sub and the Issuer (incorporated herein by reference to Exhibit 1 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

2.	Clark Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Katherine K. Clark (incorporated herein by reference to Exhibit 2 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

3.	McGettigan Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Patrick H. McGettigan (incorporated herein by reference to Exhibit 3 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

4.	Form of Guarantee in favor of Katherine K. Clark (incorporated herein by reference to Exhibit 4 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

5.	Form of Guarantee in favor of Patrick H. McGettigan (incorporated herein by reference to Exhibit 5 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

The agreement of the parties pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act is included under the heading “Signatures” below.

SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.

Date:	February 19, 2002
/S/ Arthur L. Allen
Arthur L. Allen

Allen Systems Group, Inc.

		By:	/S/ Arthur L. Allen
Arthur L. Allen
President

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement and Plan of Merger dated as of December 6, 2001 by and among ASG, ASG Sub and the Issuer (incorporated herein by reference to Exhibit 1 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

2.	Clark Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Katherine K. Clark (incorporated herein by reference to Exhibit 2 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

3.	McGettigan Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Patrick H. McGettigan (incorporated herein by reference to Exhibit 3 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

4.	Form of Guarantee in favor of Katherine K. Clark (incorporated herein by reference to Exhibit 4 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

5.	Form of Guarantee in favor of Patrick H. McGettigan (incorporated herein by reference to Exhibit 5 of Schedule 13D filed with the Commission by Arthur L. Allen, ASG and ASG Sub on December 17, 2001).

Schedule A
__________

DIRECTORS AND EXECUTIVE OFFICERS OF
ALLEN SYSTEMS GROUP, INC.

Name and Present Principal Occupation Including Name of Employer:

Arthur L. Allen
Chief Executive Officer, President, Treasurer and Sole Director
Allen Systems Group, Inc.
1333 Third Avenue South
Naples, Florida 34102

Patricia Morton
Secretary and General Counsel
Allen Systems Group, Inc.
1333 Third Avenue South
Naples, Florida 34102